Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Targacept, Inc. for the registration of up to $150,000,000 of Targacept, Inc.’s common stock, preferred stock, debt securities, warrants, rights, purchase contracts and/or units to be issued from time to time at prices and on terms to be determined at or prior to the time of the offering of such securities and to the incorporation by reference therein of our reports dated March 11, 2010, with respect to the financial statements of Targacept, Inc., and the effectiveness of internal control over financial reporting of Targacept, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2009, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

December 20, 2010

Raleigh, North Carolina